Mail Stop 6010

May 5, 2008

Bradley C. Holt
Chief Executive Officer
NP Capital Corp
818 A1A North, Suite 201
Ponte Vedra, FL 32082

>   **Re: NP Capital Corp.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed April 25, 2008**
>   **File No. 333-148155**

Dear Mr. Holt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 20

Company Description and Overview, page 20

1.   Explain why the subsequent "early payment" discounts of $22,700 were applied to the outstanding balance since the note was not paid in accordance with section 2 of schedule C of the promissory note.

2.   Also explain why no interest accrued pursuant to schedule B of the promissory note.

Liquidity and Capital Resources, page 23

3.   You disclose in the fourth paragraph in this section that you have raised $700,000 in equity financing to date. Please reconcile this disclosure with your disclosure on page 32, where you indicate that you raised executive salaries because you received $1 million from the sale of common stock beginning December 1, 2007 to March 1, 2008.

Business, page 25

4.   Please furnish us with supplemental support for your position that the average selling price for thin film solar panels is $3,570,000 per mega watt. Expand the registration statement to clarify whether the solar panels you purchase from Bangkok Solar will be ready for resale or whether you need to process them in some way prior to resale. Also explain in the registration statement what your basis is for the statement that UL approval will be completed by June 30, 2008. We may have further comments when we receive the unredacted copy of the agreement with Bangkok Solar that you submit with your request for confidential treatment.

Financial Statements

Note 8. Related Party Transactions, page F-11

5.   Please refer to prior comment 7. We note your expanded disclosure regarding the "note receivable – related party" and the additional journal entries provided. Please revise your disclosure to include a discussion of your original investment in Envortus similar to the disclosures found on pages 20 and 34. Specifically, discuss the original convertible note entered into with Envortus in July 2006 in the amount of $134,500. Also, revise to clarify that you have taken a full valuation allowance against this note receivable equal to the remaining investment in Envortus after the receipt of the $55,000 in cash. Tell us and revise to disclose any continuing obligation under the convertible note, if any. Additionally, please revise your statement of operations on page F-2 to disclose the "loss on sale of investment" as a related party transaction.

Note 10. Subsequent Events, page F-26

6.   We note on page 35 that you granted David Surette 1,000,000 shares of common
        stock. Please disclose and revise to discuss how you valued and recorded these
        shares.

Exhibits

7.   We will evaluate your response to comment 12 once you file the amended
        Articles of Incorporation.

Exhibit 4.3

8.   In your next amendment, please mark the exhibit index, in accordance with II.D.5
        of Staff Legal Bulletin 1. When we receive the confidential treatment request, we
        may have further comments. As a preliminary matter, please do not request
        confidential treatment for any terms that you have already publicly disclosed in
        prior exhibits.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Staff Accountant Kevin Kuhar at (202) 551-3662 or Branch Chief Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Stephen M. Fleming, Esq.
        Law Offices of Stephen M. Fleming, PLLC